Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VOWburger Company
519 N Fairfax Ave
Los Angeles, CA 90036
https://vowburger.com

Up to $1,069,998.60 in Common Stock at $1.10
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VOWburger Company
Address: 519 N Fairfax Ave, Los Angeles, CA 90036
State of Incorporation: DE
Date Incorporated: July 23, 2021

Terms:

Equity

Offering Minimum: $9,999.00 | 9,090 shares of Common Stock
Offering Maximum: $1,069,998.60 | 972,726 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.10
Minimum Investment Amount (per investor): $199.10

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

<u>Amount-Based:</u>

$250+

VOWvibes tier

$25 food credit and access to special promotions.

$500+

VOWbuddy tier

$50 food credit and access to special promotions.

$1,000+

VOWfounder tier

5% bonus shares + $100 food credit + name listed on the VOWburger website + access to special promotions.

$2,500+

VOWking tier

7% bonus shares + $150 food credit + name listed on the VOWburger website + access to special promotions.

$5,000+

vibin yet? tier

10% bonus shares + $200 food credit + name listed on the VOWburger website + access to special promotions.

**All perks occur when the offering is completed.*

<u>StartEngine OWNer's Bonus</u>

VOWBurger Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares

they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

VOWburger Company ("VOWburger") is a C-Corporation organized under the laws of the state of Delaware that sells plant-based fast food. VOWburger's business model consists of restaurant sales focused on a customer base primarily consisting of millennials and Generation Z. Our food is sold in California at our restaurant, as well as on our website. VOWburger is uniquely positioned to become a national leader in one of the fastest growing segments in the food industry through its highly rated product offerings, scalable operations, and emphasis on doing good.

The VOWburger brand started with VOW Brands LLC, a related company under common control, that opened a restaurant location on Fairfax (our pilot store) and was founded in Los Angeles, CA in 2019. VOWburger Company has purchased all intellectual property rights from VOW Brands LLC in June 2021, which include operations, recipes, trademarks, logos/branding, social media, customer lists, etc. VOW Brands LLC will retain ownership of the pilot store location VOWburger on Fairfax, while VOWburger Company will own 100% rights to all future locations. Officers and directors from VOW Brands LLC, Kevin Arca and Shahin Khorshidpanah, are the same as VOWburger Company. VOW Brands LLC assisted in the formation of VOWburger Company by paying for legal and formation fees; however, there will be no business dealings between the two companies beyond that.

Who We Are

We are a 100% plant based burger joint with a mission to promote sustainable foods and to fight food insecurity. We serve an all vegan menu including burgers, nashville chicken, breakfast, shakes, and specialty sauces. For every meal purchased, we donate one to someone in need. We strive to make it easy for people to have a positive impact on the environment and their community, and we do this through delicious food and a fun experience. We aim to disrupt the fast food industry and drive change for the better through what we eat - vibin yet?

Why the VOW in VOWburger? Because it's a daily reminder of our commitments:

VOW 1: To our environment: 100% plant-based with sustainability in mind for everything we do.

Because our food is plant based and removes cattle from the supply chain, we drastically reduce resources used like the land needed for grazing (this is the majority of beef's land footprint) and the water used to irrigate crops to feed the cattle. By offering food that uses less resources but doesn't compromise on taste, we hope to improve the appeal of eco-friendly foods to the masses.

VOW 2: To the community: for every meal purchased, we donate a meal to fight hunger.

In the United States, nearly 40 million people are experiencing food insecurity, which means 1 in 8 Americans will experience not knowing where their next meal will come from. In Los Angeles, this number increases to 1 in 4. The pandemic only exacerbated this issue and reaffirmed our commitment to help our community and fight hunger.

The founders Kevin Arca and Shahin Khorshidpanah were driven to incorporate fighting hunger into the business model as a result of their past projects feeding the hungry as well their personal experiences growing up as sons of immigrant families from nations where extreme poverty was present. Giving has been part of the VOW DNA since day one, and to date, VOWburger has donated over 40,000 meals and this is just the beginning! For every meal you purchase at VOWburger, you are contributing to the fight against hunger.

VOW 3: To you: amazing food and feel-good experience.

We chose VIBIN YET? as our slogan to remind each other to enjoy the journey towards a greener future. We don't want to be boring, we're not parents telling you to eat your veggies. We're here to provide a fun and tasty option that betters our society and our planet.

Pilot Store Findings

The pilot location on Fairfax was a success not only in terms of achieving operational profitability within the first full year despite the pandemic, but also for optimizing our menu offerings and operations. VOWburger launched as a pure burger joint, but through communicating with our customers on what they wanted and researching what was missing in the market, we quickly developed and launched our breakfast and chicken items.

Why breakfast? Vegan breakfast has been an underserved segment with relatively few compelling options available. We decided to go all in, open at 8 am, and launch our breakfast menu which includes our egg sandwich, breakfast burrito, coffee, and freshly squeezed orange juice. We are some of the few in our space who open that early, and we are now well known for our breakfast, which now accounts for roughly 30% of our main item sales. Breakfast is a key differentiator for us considering our unique flavors and early morning hours.

Why chicken? While the average American eats approximately 60 pounds of beef per year, they eat 90 pounds of chicken! In other words, chicken is a staple item of the American diet that must be included in our mission to provide compelling plant based fast food. We've also seen the rise of the Nashville hot chicken craze throughout the country over these past couple years and we intend to lead the way in the vegan space with our propietary and well received recipe. Chicken is a critical part of the VOWburger future and serves as another way to entice meat eaters with a no compromise plant based meal.

Meal for Meal Program

One of our commitments since we opened was to help fight hunger. Instead of deciding to give from time to time or relying on outside donations to do so, we incorporated it into the business model so that the more we sold the more we could give. In this way, it became a very real commitment and our customers were actively participating in this cause. Ultimately, we wanted VOWburger to be a place where it was easy for our customers to make an impact - both for the environment and for the community - simply by enjoying a delicious meal.

We partnered with multiple food banks with amazing efficiency and ethics and began donating money to ensure the same number of meals we sold were being donated to those in need. In working with the food banks we quickly saw that it wasn't just the homeless or poor that were struggling to put food on the table, it was normal working class citizens that sometimes didn't have enough money left at the end of the month - when that happens, food is the first thing to be reduced. When COVID happened and the food banks were feeding more people than before (900,000 per month in Los Angeles alone), it further reinforced our mission to help.

How does donating that many meals work with the economics of a restaurant? By not donating new food from the restaurant, but by rescuing food from other sources. Here's what we mean:

The food banks we work with focus on maximizing donations by rescuing food from farms (largest source), food manufacturers, and the food service industry - food that is perfectly safe and edible, but for timing or cosmetic reasons, was going to be thrown away. In fact, it is this rescued food that comprises over 60% of the food distributed to those in need. This is how the food banks can stretch monetary donations so far and have such a massive impact with what's given to them ($1 donated can provide 10 meals).

Sustainable Giving - Every year 72 billion pounds of food goes to waste, while 50 million struggled with hunger in 2020 alone. Instead of having 72 billion pounds of food go to waste ($218 billion worth of food), the food banks we work with aim to reuse it which conserves resources and helps to protect our planet. Reducing food waste is not only sustainable, but an effective way to help those struggling with food insecurity.

Competitors and Industry

The global plant-based meat market was valued at $3.3 billion in 2020 and is projected to grow at a rate of 19.4% year over year and reach $13.8 billion in revenue by 2027. (Source: Grand View Research)

There are currently no plant based burger chains that have expanded across the nation.

As Los Angeles is one of the leading vegan forward cities in the world, many new trends begin here, and as such, the competition is higher than in most other areas of the country. For this specific type of concept of a dedicated plant based burger joint, Los Angeles is the leader in the country. This also means that success in a highly competitive market like LA is indicative of success in other less saturated markets.

Throughout Southern California, the current leader is Monty's Good Burger. Before they opened their first location in 2018, they operated as a food vendor for Coachella Valley Music and Arts Festival and became known as they tried to produce the first vegan In-N-Out. Already having an avid following even before they opened their first brick and mortar restaurant, they rapidly opened multiple locations throughout L.A. (one in Riverside County) and have succeeded in building an incredible reputation.

Besides branding and company ethos, there are two key differences between Monty's and VOWburger - 1) menu offerings and 2) price. Whereas they focus primarily on just burgers, fries, and shakes, our menu includes nashville chicken and breakfast items. For reasons referenced above, we believe chicken and breakfast are critical segments that will only continue to gain momentum with time. In terms of pricing, they offer a la carte, while we focus on combo offerings to give our customers the highest value proposition - one of our burger combos with fries and a drink at VOWburger is less than one of their double burgers by itself.

Following them and more closely competing with us are Honeybee and Nomoo who both serve a similar menu to ours. Despite menu similarities, here are some of the ways we stand apart:

- one of the few, if not the only, burger joint in Los Angeles that charbroils the burger for a smokey flavor

- homemade vegan Peruvian sauces

- distinctly seasoned and textured housemade nashville chickn

- open early for breakfast with uniquely flavored items

- fights food insecurity by donating a meal for every meal sold.

Beyond these direct competitors are many newer entrants into the local market: Blazin Burgers, Extra Market, Gegen. Outside of Los Angeles are Nice Guys Vegan, Plant Power, Next Level Burger and PLNT Burger, the last two of which have partnered with Whole Foods to open locations in several states within Whole Foods stores.

Indirect competitors include all restaurants that offer plant based meats as a part of their menu. For example, Beyond Meat and Impossible Foods are served in over 20,000 restaurants across the US. However, the key difference is that these restaurants typically add Impossible and other similar vegan items to a non-vegan menu as a way to simply try to address consumer demand; however, they tend to fall short in terms of delivery. They are often not offered with complementary vegan items like vegan cheese, are not prepared using vegan dedicated equipment, and often do not take into account the differences in how to prepare plant-based meats versus traditional meat. There is a huge difference between how to prepare regular chicken and vegan chicken, which means they either have to invest to learn and adapt operations, or they offer a mediocre vegan offering in an attempt to capture some of the demand.

And finally, Impossible and JUST Egg are now available in grocery stores, which means customers can purchase and cook them at home. The clear difference here is the manner in which it is made. We have heard from our customers many times that when they make these products at home, they do not come out.

Current Stage and Roadmap

The pilot store on Fairfax is currently operational and growing. Utilizing what we've learned, we plan to use that experience to aggressively expand. We will utilize the same strategy as we did for our first location, which is to go for 2nd generation restaurant spaces, or in other words, real estate that is built out as a restaurant. The purpose of this is to save time and money in comparison to building out a restaurant which often get delayed months in the permitting process and that can see construction costs increase along with complexity as the project progresses. With a 2nd generation space, we can design it with our style and branding, set up operations, and open within a matter of weeks and for significantly less than the cost of a full build out.

Looking forward, we plan to expand our corporate stores and build the brand with successful unit level economics that will attract the best franchisees, who will then be the ones to accelerate growth throughout the country, followed by Europe and Asia where demand is also rising fast.

We have already started to lay the rails of our franchising model and once our corporate owned footprint matures, we will be able to shift to franchising locations and boost our growth as a national brand. We will specifically target multi-unit operators already running multiple QSR (quick service restaurant) units where they can not only add several VOW locations to their portfolio thus increasing speed of expansion but also help with their experience to further improve the brand.

We plan to open 10-15 stores within the next 2-3 years and are focusing our expansion in opening new markets in areas with minimal direct competition.

The Team

Officers and Directors

Name: Kevin Arca

Kevin Arca's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO, and Director
  Dates of Service: July 22, 2021 - Present
  Responsibilities: Restaurant operations, hiring and personnel management, finance, strategy, and growth. Kevin will be paid a monthly salary of $4,900.

Other business experience in the past three years:

- **Employer:** VOW Brands LLC
  Title: Co-Founder
  Dates of Service: March 25, 2019 - Present
  Responsibilities: Operations, team, menu design, finance, strategy and execution.

Other business experience in the past three years:

- **Employer:** Tesla
  Title: Sales & Delivery Operations Manager
  Dates of Service: September 01, 2018 - March 07, 2019
  Responsibilities: Working with different teams to create, improve, and execute processes on national scale, as well as traveling to different teams throughout US to train and drive performance.

Name: Shahin Khorshidpanah

Shahin Khorshidpanah's current primary role is with Tesla. Shahin Khorshidpanah currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Secretary, and Director
  Dates of Service: July 22, 2021 - Present
  Responsibilities: Branding, digital management, strategy, and social. Shahin will be paid a monthly salary of $2,100.

Other business experience in the past three years:

- **Employer:** Tesla
  Title: Sr. Manager Used Car Operations, North America/Pacific
  Dates of Service: August 27, 2013 - Present
  Responsibilities: Used car operations. Shanin has also held other roles: Sales

(2013-2014); Regional Remarketing Manager, Southwest (2014-2015); Regional Sales/Delivery Manager, Mid-Atlantic (2015-2017); General Manager Used Cars, EMEA (2017-2018); and Sr. Manager Used Car Operations, Global (2018-2019).

Other business experience in the past three years:

- **Employer:** VOW Brands LLC
  Title: Co-Founder
  Dates of Service: March 25, 2019 - Present
  Responsibilities: Branding, Digital, Strategy, and Social

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing plant-based fast casual food. Our revenues are therefore dependent upon the QSR market.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

VOWburger Co. was formed in July 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. VOWburger Co. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on government regulation such as the FDA (Food and Drug Administration) and other relevant laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Future capital raises
As we continue to grow and expand operations, we will look into taking on debt and utilize our credit to secure possible future loans. If the directors of the company see issuing more equity is favorable, then we reserve the right to do so. Securing these additional investors could require pricing our company below its current market value. In the event this happens, your percentage would be decreased with the addition of more investors. In the event, we are not able to bring on new investors or take on additional credit, the value of your investment would be the intellectual property.

Additional capital raises may impact your investment
We would most likely look into issuing further types of equity, preferred or common stock or even debt. These capital raises may take on additional funds required and could impact our operations and your investment. Also, these other types of investment could have voting rights or other additional rights than your common stock. If we raise these other types of capital, this could be done so by giving out a lower price per share and possibly reducing our value as a company.

Use of funds and executive/strategic decision making

We are constantly looking at our plans and positioning the company to be in the best possible position for success. The choices we have currently made in use of funds could change at the discretion of the directors and management. This is our best guess on how we would utilize the proceeds; however, this could change in the future as we adapt to different strategies and market changes.

Forecasts and financial planning
All future estimates and forecasts are based on our best guess estimate of current market conditions. These hypotheticals are based on the number of factors we have identified. Variables may change and this could impact future forecasts. Thus, actual results may vary.

Market dynamics and risk of investment
Investing in early stage companies carry significant risks. The plant-based burger market has a number of competitors with more joining. Others could enter the industry with much larger resources and market share. VOWburger Co. was formed in July 2021. This newly formed company has a limited track record. Our current and proposed operations are subject to risks with any newly formed company. We may have inconsistent financial results and may not be profitable for the forceable future.

Future macro and micro economic risks
There could be future events that impact our operations, such as pandemics, global climate events, labor shortages, and supply chain issues. All of these events could have substantial risk to our business plan and could cause us to fail. Some of these events and others are beyond our control and could negatively impact your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kevin Arca	7,000,000	Common Stock	70.0
Shahin Khorshidpanah	3,000,000	Common Stock	30.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 972,726 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Initial issuance of securities for cash at $0.001 per share.
  Date: July 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

In its current state, VOWburger Company does not have many expenses. Without opening new locations, which will comprise the majority of primary expenses, VOWburger Company can continue to operate without revenue generation for approximately 12 months, with funding from owners Kevin Arca and Shahin Khorshidpanah.

Foreseeable major expenses based on projections:

Major expenses will primarily be new real estate acquisition and opening costs of new locations, followed by labor, cost of goods sold, and occupancy costs.

Future operational challenges:

A potential future operational challenge may involve the current labor shortage. We plan to overcome this through creating the reputation of being a rewarding place to work including competitive pay and a good work environment with room for advancement. This also may be alleviated as the additional unemployment benefits expire in September of 2021.

Another is the reduction in available restaurant real estate locations that could

potentially slow our expansion down from our projected timeline. As moratoriums are lifted, we should see an increase in locations becoming available.

Future challenges related to capital resources:

Some future challenges that may arise in regard to capital resources are rising costs specifically in the areas of food and food supplies and labor. As inflation continues to rise and available workers continues to be low as a result of the pandemic, these are two areas that can continue to rise putting additional pressure on target margin execution.

Future milestones and events:

We believe that this raise along with the profit from each future location will be sufficient to fuel our aggressive plans to expand in the short term. Achieving our expansion and unit-level economic goals will simultaneously attract quality franchisees to grow the brand while reducing risk and capital required from the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2021, we have $20,000 cash on hand. The Company has not established any lines of credit; however, we have the option to inject more capital ourselves or to take a loan through our relationship with Chase bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This financial raise is critical to open locations pursuant to our expansion strategy and timeline.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are not necessary to the viability of the company; however, they are required to achieve our expansion plans. We are a new company and currently have $20,000 cash on hand. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if we raise our maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

As we are a new Company with very low expenses, if the Company raises the minimum offering amount, we can operate an additional 6 months; however, we would not be opening locations right away and would have to decide on new funding sources to pursue our goals.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for a minimum of 4 years. However, this depends on how long it takes to ramp each location up to reach its target revenue and EBITDA as we plan to use the cash flow from each location to further drive expansion for the next several years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We currently do not have plan for future raises; however, this could change if our strategy to expand further is accelerated. This could include future fundraises in private and public markets.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** VOW Brands LLC
  Names of 20% owners: Kevin Arca - 70%; Shahin Khorshidpanah - 30%
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company entered into an intellectual property license agreement with VOW Brands, LLC, on July 22, 2021. Whereas the Company obtained a license to use the intellectual property of VOW Brands, LLC, in connection with its existing restaurant.
  Material Terms: The term of the agreements will continue for 10 years, or upon termination.

Valuation

Pre-Money Valuation: $11,000,000.00

Valuation Details:

VOWburger Company (or "the Company") set its pre-money valuation based on analysis of the following factors:

Kevin Arca and Shahin Khorshidpanah are the founders of the VOWburger brand and are officers and directors of both VOWburger Company and VOW Brands LLC, the entity that launched the first VOWburger pilot restaurant location in 2019. In June 2021, VOWburger Company, the entity raising, has purchased all intellectual property rights from VOW Brands LLC. The intellectual property rights include VOWburger operations, recipes, trademarks, logos/branding, social media, customer lists, etc. While VOW Brands LLC will retain ownership of the pilot store, VOWburger Company will own 100% rights to all future locations. The founders believe that they can replicate the success of the pilot store by opening additional locations.

The pilot store has steadily increased in sales since inception, having recently achieved months of over 830 sales per square foot - on 700 square feet of usable space - as well as profit margins of up to 18%. This has been during a pandemic mostly without in-store seating or a patio, thus primarily driven by our takeout and delivery business. As we head out of the pandemic, we expect sales to grow as we focus more on in-store experience - not only where our food is the freshest but where we can curate the experience. We plan to focus our expansion in locations with patios and eventually drive thrus in order to maximize what customers have shown they want, which is outdoor dining and increased convenience. We were fortunate in the sense that the pilot location was smaller as it ended up serving primarily as a takeout spot; however, as restrictions ease, we are confident that 1,200 square feet is the ideal space for this concept, enough to encompass both convenient takeout and a compelling in-store experience with outdoor dining, which will allow our sales per square foot to continue to increase.

Based on the performance of the pilot store, as we grow to hit our goal of 10-15 locations within the next 3 years with real estate all around the 1,200 square foot size, we estimate an average EBITDA of $150,000 per location after ramp up. Using the EBITDA multiple valuation method, a multiple is assigned based on several factors including concept desirability, likelihood to grow and future expectations, risk, market conditions and can range from 4 to 6 or higher depending on viability. Considering we are using the figures from the pilot store during a pandemic with significant limitations, as well as the fact we are not including the value of our franchise program, which we expect will eventually overtake corporate store growth, and finally, that we are on the cutting edge of one of the fastest growing segments in the restaurant industry, we contend a multiple of 6 is a reasonable assessment of our company and thus arrive at our valuation of $11 million.

The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock, outstanding options, warrants, or other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan are issued. The Company set its valuation internally without a formal-third party

independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will use the funds raised for Facebook, Instagram, and Google/Yelp ads. We would also onboard a marketing company at @2K a month to drive store dedicated ads.

If we raise the over allotment amount of $1,069,998.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  20.0%
  We would use these funds for the base salaries of 3-4 people and reward current top performers on our team. This would include hiring back of house and front of house employees.

- *Working Capital*
  73.0%
  The majority of these funds raised would be allocated to accelerate our growth. Dedicating the focus towards 4 new locations in the California and possibly Texas. We would target generation 2 sites (previous closed restaurants) and would allocate ~$150K to $200K to each location, this would include personal and marketing efforts involved. We would also set aside ~$50K for franchise and kick off selling franchises in target markets identified.

- *Equipment*
  3.5%
  We would allocate this amount to purchasing assets for all of the locations. This could include large equipment such as a shared freezer or items such as a freezer van that could be mobile during the week and used for deliveries.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://vowburger.com (financial section of website).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vowburger

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VOWburger Company

[See attached]

VOWburger Company

REVIEWED FINANCIAL STATEMENTS
July 31, 2021

VOWburger Company

FINANCIAL STATEMENTS
July 31, 2021

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors
VOWburger Company
Los Angeles, California

We have reviewed the accompanying financial statements of VOWburger Co. (a C-corporation) which comprise the balance sheet as of July 31, 2021, and the related statements of operations, stockholders' equity, and cash flows for the period of July 23, 2021 (inception) to July 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited length of operations and are pre-revenue and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
September 10, 2021

VOWburger Company
BALANCE SHEET

July 31, 2021 (unaudited)

Assets

		July 31, 2021
Current assets		
Subscription Receivable	$	10,000
Total current assets		10,000
Total assets	$	10,000

Liabilities and Stockholders' Equity (Deficit)

Current liabilities		
Accounts payable - related party	$	7,787
Total current liabilities		7,787
Total liabilities		7,787
Stockholders' equity (deficit)		
Common stock, $0.0001 par value, 11,000,000 shares authorized; 10,000,000 shares issued and outstanding		1,000
Additional paid-in capital		9,000
Accumulated Deficit		(7,787)
Total stockholders' equity (deficit)		2,213
Total liabilities and stockholders' equity (deficit)	$	10,000

See independent accountants' review report and accompanying notes to the financial statements.

VOWburger Company
STATEMENT OF OPERATIONS

Period of July 23, 2021 (inception) to July 31, 2021 (unaudited)

		July 31, 2021
Sales	$	-
Operating expenses		
General & administrative		7,787
Total operating expenses		7,787
Operating loss		(7,787)
Other income (expenses)		-
Net loss	$	(7,787)

See independent accountants' review report and accompanying notes to the financial statements.

VOWburger Company
STATEMENTS OF STOCKHOLDERS' EQUITY

Period of July 23, 2021 (inception) to July 31, 2021 (unaudited)

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance, July 23, 2021 (inception)	-	$ -	$ -	$ -	$ -
Common stock issued for cash	10,000,000	1,000	9,000	-	10,000
Net loss	-	-	-	(7,787)	(7,787)
Balance, July 31, 2021	10,000,000	$ 1,000	$ 9,000	$ (7,787)	$ 2,213

See independent accountants' review report and accompanying notes to the financial statements.

VOWburger Company
STATEMENTS OF CASH FLOWS

Period of July 23, 2021 (inception) to July 31, 2021 (unaudited)

		July 31, 2021
Cash flows from operating activities		
Net income	$	(7,787)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Increase (decrease) in liabilities:		
Accounts payable - related party		7,787
Net cash provided by (used in) operating activities		-
Cash flows from investing activities		-
Net cash provided by (used in) investing activities		-
Cash flows from financing activities		
Common stock issued for cash		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplement Noncash Investing and Financing Activities		
Stock subscription receivable	$	10,000
Supplemental Disclosure		
Interest paid	$	-
Taxes paid	$	-

See independent accountants' review report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of VOWburger Company ("VOWburger" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

VOWburger Company was formed on July 23 of 2021 as a C-Corporation and is headquartered in Los Angeles, California.

VOWburger's mission is to accelerate the adoption of sustainable foods worldwide, while helping to fight hunger in our local communities. The Company vows to utilize 100% plant-based with sustainability in mind for everything they do, to donate a meal for every meal purchased, and to provide amazing food and an incredible experience.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has limited length of operations and are pre-revenue which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Equity

During the period ended July 31, 2021 the Company sold 10,000,000 shares of common stock for cash at $0.001 per share pursuant to Stockholder Agreement. As of July 31, 2021, the cash had not been received and resulted in a $10,000 stock subscription receivable.

As of July 31, 2021, and subsequent through the date of this report, there were no options, warrants, or other shares issued.

Note 4 – Related Party Transactions

VOW Brands, LLC, an entity under common control, paid expenses on behalf of the Company during the period under review. As of July 31, 2021, the Company recorded $7,787 in accounts payable – related parties.

During the period under review, the Company issued 7,000,000 shares of common stock at $.001 per share to Kevin Arca, CEO, for total consideration of $7,000. See Note 3 – Equity above.

During the period under review, the Company issued 3,000,000 shares of common stock at $.001 per share to Shahin Khorshidpanah, President, for total consideration of $3,000. See Note 3 – Equity above.

The Company entered into an intellectual property license agreement with VOW Brands, LLC, on July 22, 2021. Whereas the Company obtained a license to use the intellectual property of VOW Brands, LLC, in connection with its existing restaurant. The term of the agreements will continue for 10 years, or upon termination.

Note 5 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions as of July 31, 2021, and subsequent through the date of this report.

As the Company was formed on July 23, 2021, there are no other income tax provisions as of July 31, 2021, and subsequent through the date of this report.

Note 6 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 7 – Subsequent Events

Management has evaluated subsequent events through September 10, 2021, which is the date these financial statements were available to be issued and noted no subsequent events for disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

VOWburger

Accelerating the adoption of sustainable foods worldwide, while helping t...


VOWburger

Website | Los Angeles, CA | FOOD & BEVERAGE

$0.00 raised

0 Investors	**$11M** Valuation
$1.10 Price per Share	**$199.10** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

VOWburger is a plant-based burger joint that was created for a better tomorrow. We aim to disrupt traditional fast food by offering a more sustainable alternative, while also fighting food insecurity alongside our customers. We do this by offering a simple and delicious all plant-based menu with food items that require substantially less natural resources and we do it with our meal for meal commitment. For every meal purchased we donate one to someone in need.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Growing demand: Plant-based meat is exploding and is poised to grow nearly 20% year over year over the next several years.
- Impact Driven: We are on a mission to provide delicious eco-friendly foods to help our planet and to fight hunger with our customers.
- Trending: After a successful launch of our pilot location in the heart of LA, VOWburger has caught the attention of food authorities (Eater, Vegout LA, and more), is gaining popularity through social channels (Instagram, Facebook), and continues to have raving reviews (Google, Happy Cow, Yelp).

OVERVIEW

Our Story


VOWBURGER

We are a 100% plant based burger joint with a mission to promote sustainable foods and to fight food insecurity. We serve an all vegan menu including burgers, nashville chicken, breakfast, shakes, and specialty sauces. For every meal purchased, we donate one to someone in need. We strive to make it easy for people to have a positive impact on the environment and their community, and we do this through delicious food and a fun experience. We aim to disrupt the fast food industry and drive change for the better through what we eat.

Why the VOW in VOWburger? Because it's a daily reminder of our commitments:

VOW 1: To our environment: 100% plant-based with sustainability in mind for everything we do.

Because our food is plant based and removes cattle from the supply chain, we drastically reduce resources used like the land needed for grazing (this is the majority of beef's land footprint) and the water used to irrigate crops to feed the cattle. By offering food that uses less resources but doesn't compromise on taste, we hope to improve the appeal of eco-friendly foods to the masses.

VOW 2: To the community: for every meal purchased, we donate a meal to fight hunger.

In the United States, nearly 40 million people are experiencing food insecurity, which means 1 in 8 Americans will experience not knowing where their next meal will come from. In Los Angeles, this number increases to 1 in 4. The pandemic only exacerbated this issue and reaffirmed our commitment to help our community and fight hunger.

The founders Kevin Arca and Shahin Khorshidpanah were driven to incorporate fighting hunger into the business model as a result of their past projects feeding the hungry as well their personal experiences growing up as sons of immigrant families from nations where extreme poverty was present. Giving has been part of the VOW DNA since day one, and to date, VOWburger has donated over 40,000 meals and this is just the beginning! For every meal you purchase at VOWburger, you are contributing to the fight against hunger.

VOW 3: To you: amazing food and feel-good experience.

We chose VIBIN YET? as our slogan to remind each other to enjoy the journey towards a greener future. We don't want to be boring, we're not parents telling you to eat your veggies. We're here to provide a fun and tasty option that betters our society and our planet.

THE PROBLEM

Fast food isn't environmentally sustainable

The VOWburger brand started with VOW Brands LLC, a related company under common control, that opened a restaurant location on Fairfax (our pilot store) and was founded in Los Angeles, CA in 2019. VOWburger Company has purchased all intellectual property rights from VOW Brands LLC in June 2021, which include operations, recipes, trademarks, logos/branding, social media, customer lists, etc. VOW Brands LLC will retain ownership of the pilot store location VOWburger on Fairfax, while VOWburger Company will own 100% rights to all future locations. Officers and directors from VOW Brands LLC, Kevin Arca and Shahin Khorshidpanah, are the same as VOWburger Company. VOW Brands LLC assisted in the formation of VOWburger Company by paying for legal and formation fees; however, there will be no business dealings between the two companies beyond that.

When we talk about sustainability, we're referring to how efficiently planetary resources are being used to produce a product - how much input (natural resources) versus output (final food product). Currently to produce a single burger, it takes an enormous amount of resources - about 667 square feet of land used for animal grazing and about 225 gallons of water both for the cow to drink and to irrigate the crops they eat. It may not sound like much, but once you multiply that by the amount of beef that is consumed each year, we're dealing with some big numbers such as the fact that now half of the world's habitable land is used for agriculture - half! With an ever-growing population, we are severely out of balance with how to best use our planet's resources and need to introduce more sustainable and balanced options. However, it is important to recognize that knowing about the issue is only half the battle and that in order to introduce real change we need to make it easy for people to take action and make the switch.

Now more than ever, people are searching for ways to reduce their footprint and live a healthier lifestyle. Society is looking to endure some of the toughest times ahead with climate change and potential water and food shortages. We are already seeing the consequences of global warming through more extreme weather, rising sea levels, among other changes. One of the best ways we can overcome this is by improving our food system.

> **The harsh reality of climate change is playing out in real time before our very eyes. Some of the negative changes are already locked into the climate system but others still can be addressed if we make strong, rapid and sustained reductions in emissions now.**
>
> Petteri Taalas, Secretary-General of the World Meteorological Organization

In order to limit warming, there must be huge changes in land, energy, industry, buildings and transportation-use.

We must reach:

45%	Net-0
less CO2 by 2030	CO2 by 2050

Source 1, Source 2

Many want to help reduce their footprint starting with the food they eat but options are limited, especially if you are not a city dweller. We live in a country where you can find over 13,000 McDonald's locations, but no national plant-based chain to serve a greener alternative. When compared to ground beef, a plant-based burger uses considerably less land and water to make, the process of which also emits substantially less greenhouse gases.

In comes VOWburger. Our food uses no animals and a fraction of the natural resources of our traditional burger joint counterparts, yet we offer that same great taste and experience. By offering an eco-friendly menu that tastes delicious, our mission is to make it easy for our customers to have a positive impact on the planet without any compromise.


It is estimated that the
Fast Food Industry will comprise 70% of the maximum allowable GHGs by 2050.

Yet there is no national plant-based chain

But there needs to be:
Our Plant-Based Burger vs. Beef Burger

96%	89%	87%
less land	less GHG	less water

Source - 70% GHG, Source - Plant v. Beef

THE SOLUTION

Redefining vegan

We want to redefine vegan and promote a better type of fast food. We are eliminating the negative stereotypes of vegan food being too expensive, lacking in flavor, and being just for vegans. At VOWburger we offer an affordable, 100% plant-based menu with America's favorite items that include burgers, Nashville chicken, breakfast, and shakes - a space for vegans and meat-eaters alike!

Our food is more sustainable for the environment than traditional fast food and our meal for meal program ensures that every time our customers dine with us they know they are contributing to fighting world hunger.

100%
Plant-Based Menu

  

Restaurant sales will be the primary revenue. We expect our prime costs (cost of goods sold + labor) at 60% of revenue, and based on VOW Brands LLC's pilot store, we anticipate restaurant profit margins of 10-18%. We anticipate future sales growth through company-owned and franchise store expansion.

Planned Cost Breakdown

60%
COGS + labor

10-18%
profit margins



THE MARKET

Growing demand for vegan options

Americans eat over 50 billion hamburgers every year. While plant-based meat options are growing, there is a limited supply of restaurants offering plant-based food. Out of the 196,000+ fast food restaurants in America, less than 1% have a full plant-based menu.

There is a major gap in the market



196,000
U.S. fast food restaurants

1,474
have a full plant-based menu

A recent study showed that 65% of Gen Z'ers want a more plant-forward diet. The need is global: China recently announced plans to cut meat consumption by 50%, driven by their climate pledges.



65%
of Gen Z'ers want a more plant-forward diet

OUR TRACTION

A Successful Pilot Store

Since we opened our first pilot store in late 2019 through VOW Brands LLC, we have seen a steady increase in sales. Despite having in-store operations being severely limited in 2020 - the pilot's store first full year in business, we were able to achieve operational profitability by shifting our focus to online ordering and by becoming favorites on the delivery apps by providing consistent quality. Now that dine-in is resuming in 2021, VOWburger sales have increased by more than 50% and are higher than even before the pandemic. We plan to replicate this success by opening future locations through VOWburger Company. As we adapted with covid, we relooked at our operations in order to maximize efficiency, which is how we lowered our food and labor costs as they related to sales, and now our foundation for growth is stronger than ever. Despite the challenges, we never lost sight of our commitment to fight food insecurity and stayed true to our meal-for-meal donations throughout the pandemic. We're proud to say we've now donated over 40,000 meals through food banks, and we are just getting started!

***The initial concept location on Fairfax owned by VOW Brands LLC is not a part of this raise and is being used for projections of the new company, VOWburger Company. We believe this to be reasonable as VOWburger Company owns all Intellectual Property of VOW Brands LLC, shares the same officers and directors that oversaw the initial location, Kevin Arca and Shahin Khorshidpanah, and owns rights to all future VOWburger locations.*

We've been well received by the community for three primary reasons: the unique and delicious flavors of our food, our customer experience, and our mission to help the environment and those experiencing food insecurity. From a flavor standpoint, we are among the few vegan burger joints in Los Angeles to use a fire grill to charbroil our burgers which gives them a delicious smokey flavor, we have two unique homemade Peruvian sauces, our in-house Nashville chicken is a dish one needs to taste in order to believe, amongst much more! We also serve a huge void in the market by providing quick and easy uniquely flavored vegan breakfast items early in the morning like our breakfast burrito and egg sandwich, along with hash browns, coffee, and freshly squeezed orange juice!



We achieved the highest rated vegan burger in LA on Google achieving 4.7 stars and are consistently in the top 3 for vegan burgers on Yelp with 4.5 stars. We also were recognized by several major outlets like Eater and VegOut for having some of the best vegan burgers, chickn, and breakfast offerings in LA. Additionally we've had several influencers and celebrities rave about our food including the Weeknd saying he likes to eat VOWburgers when he's recording in the studio and Lizzo saying VOWburger has the best vegan breakfast burrito in Los Angeles. All of these instances have helped us grow organically and to become known for our unique flavors and experience.



EATER LOS ANGELES TWITTER FACEBOOK

4. VOWburger

519 N Fairfax Ave
Los Angeles, CA 90036

(323) 879-9925
Visit Website

Fairfax's new-ish VOWburger is a lesson in simplicity. The plant-based shop just north of the main drag turns out some of the more reliable non-meat burgers in town, and don't forget to add on one of their fried 'chicken' sandwiches, too.

vowburger
VOWburger
View Profile



VegOut

VOWburger

Fairfax

This hip and trendy vegan burger joint took on the challenge of making their own fried chicken from scratch—and they do a darn good job at it! The VOWchickn Sandwich showcases their house-made Nashville-style patty with coleslaw, pickles, and garlic aioli on a set of perfectly buttered buns. One of our favorite things about VOWburger is that everything can be made into an affordable combo complete with curly fries and a drink. Pro tip: Be sure to order a side of Peruvian green sauce for your fries. You'll thank us later!


035,017
donated


for every meal
purchased we donate
one to fight hunger

We've donated over 40,000 meals to food banks

WHY INVEST

Accelerate the adoption of sustainable food

VOWburger is recognized as one of the best Vegan fast food joints in Los Angeles with excellent reviews (4.7 Google, 4.5 Yelp, 4.5 Happy Cow, 5.0 Facebook, 4.8 Doordash) and over 8,000 followers on social media.


Vibin yet?



Caitlin R.
West Hollywood, CA

1/9/2020

Absolutely hands down the best vegan burger I have ever had. Even for the non vegans they love it!...You need to have the wowstyle fries. Vegans can stop missing in n out now!

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Our goal is to accelerate the adoption of sustainable foods, while helping to fight hunger in our communities. The fast food industry is changing for the better and we strive to be a leader in this change and inspire others in the process. Now that we've shown this concept can work, we plan to open 10-15 VOWburger locations in the next 2-3 years. In growing our store footprint and brand over these next couple years we aim to attract highly experienced franchisees to partner with to further bolster our growth.

Since day one, VOWburger has been on a mission to do good for the planet and the community in partnership with our customers. It is a group effort! Whether you eat at VOWburger or become an investor, you are a part of our community that is contributing to helping the environment and fighting hunger. Now that we are ready to grow, we want to do it with our community. As we get ready to disrupt the fast food industry and drive real change, this is your chance to own your part of the business. So join us and become a part of VOWburger as we take our impact nationwide and beyond.



Sustainable

Plant-Based Food that can change the world



Meet Our Team





Kevin Arca

CEO, CFO, and Director

Kevin is a first generation Peruvian-American who was born and raised in Southern California. After getting his degree in International Economics at UCSD, he spent 6 years at Tesla where his key mission involved being the bridge between process optimization and driving performance in the field. It was at his time at Tesla that he and Sha learned that agriculture was one of the leading causes of greenhouse gases, which began the spark for VOWburger. Spending nearly all of his summers growing up with his family in Peru, he saw the beauty of the country as well as the extreme poverty. This is where his passion for helping the hungry started and why it was an integral part of VOWburger.

Kevin has and continues to work closely with multiple restaurant industry veterans and is fully committed to the growth and success of the restaurant. He oversees team building, operations, menu, and finance, along with strategic decision making in partnership with Sha.

Shahin Khorshidpanah

President, Secretary, and Director

Sha is a first generation Iranian-American and a McCombs School of Business graduate, currently living in Austin, Texas. He has worked at a number of influential companies including AON, UnderArmour, and is currently still at Tesla, and has leveraged the knowledge and skills learned into the VOWburger DNA. He also has professional experience working globally, having visited over 60 countries and has a keen understanding on scaling businesses and global adoption.

Sha currently oversees all branding and digital platforms for VOWburger along with strategic decision making in partnership with Kevin. Sha currently works 20 hours per week for VOWburger Company.

Offering Summary

Company	VOWburger Company
Corporate Address	519 N Fairfax Ave, Los Angeles, CA 90036
Offering Minimum	$9,999.00
Offering Maximum	$1,069,998.60
Minimum Investment Amount (per investor)	$199.10

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	9,090
Maximum Number of Shares Offered	972,726
Price per Share	$1.10
Pre-Money Valuation	$11,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based:

$250+

VOWvibes tier

$25 food credit and access to special promotions.

$500+

VOWbuddy tier

$50 food credit and access to special promotions.

$1,000+

VOWfounder tier

5% bonus shares + $100 food credit + name listed on the VOWburger website + access to special promotions.

$2,500+

VOWking tier

7% bonus shares + $150 food credit + name listed on the VOWburger website + access to special promotions.

$5,000+

vibin yet? tier

10% bonus shares + $200 food credit + name listed on the VOWburger website + access to special promotions.

**All perks occur when the offering is completed.*

StartEngine OWNer's Bonus

VOWBurger Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

New Script

What happens when two Tesla employees learn that agriculture is one of the leading producers of greenhouse gases in the world?

We take that same passion for sustainability and create our own company that makes it easy for people to benefit the environment and contribute to their communities - all by enjoying a simple meal.

Enter VOWburger. This is unlike any other fast food you've had before.

We offer an extraordinary, more sustainable alternative.

Our charbroiled burgers, tasty chicken, delectable sauces and all day breakfast - even our shakes! - are 100% plant based!

My Peruvian roots led me to handcraft sauces that have become a favorite of our customers, and make us stand out. Our proprietary Nashville chicken is made in-house and has been recognized by top publications like Eater and Veg Out.

We are seeing a shift in the way people eat as they are addressing their relationship to food, and recognizing its effect on their personal well being, and its impact on our planet.

Nearly 80% of millennials already consume meat alternatives, while about 70% of Gen Z say they want a more plant forward diet.

In March 2020, over 9.7 Million Americans reported following plant-based diets, and since then over 2 million new shoppers in the plant-based category have created a significant demand for options that support these choices.

So what we are seeing is that it's not just the vegan community that's driving this shift, it's meat eaters who are searching for more plant based options. That's why the plant based market is poised to grow more than 19% year over year for the next 5-7 years, tripling in size.

And yet not one national chain is completely plant based.

We know people want to help save the environment and give back to those in need. And that's where we come in - just by coming to have a meal at VOWburger, our customers will have done both of those. It's the easiest way to have a positive impact.

Here's how we do it:

When compared to ground beef, our burgers use 96% less land, 87% less water, and generate 89% less greenhouse gases. Plus, we have a mission to fight food insecurity by donating a meal for every meal served at VOWburger. And our customers love it!

Since we opened our VOW Brands LLC owned locations' doors in late 2019, we have done over

$900,000 in sales, and donated over 40,000 meals, despite having limited operations due to Covid, and we are currently poised to expand, fast.

We are already filling requests to package our savory Nashville chicken and Peruvian sauces to bring these homemade products to grocery stores and kitchens across the country. All of our operations are scalable by design, and with your investment and our team's decades of experience, we are ready to replicate the VOWburger vibe - expand into more locations, and profit from strong franchise growth nationwide.

Regardless of individual diets, people across the world are embracing plant-based options because they know it's better for the environment and for their health. People want more than just food, they want a benefit that goes beyond. And now, with VOWburger and YOUR investment, along with our meal-for-meal commitment, we can make a meaningful difference and have it be delicious too.

Vibin' yet?

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